                                                                   EXHIBIT 12(A)

                               PREMIER PARKS INC.
 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
                                   DIVIDENDS
       FOR EACH OF THE YEARS IN THE 5-YEAR PERIOD ENDED DECEMBER 31, 1997
               AND FOR THE PRO FORMA YEAR ENDED DECEMBER 31, 1997


                                                            YEARS ENDED DECEMBER 31,
                                              -----------------------------------------------------
                                                1993       1994       1995       1996       1997     1997 PRO FORMA
                                              ---------  ---------  ---------  ---------  ---------  ---------------
                                                                          (IN THOUSANDS)
EARNINGS:
Income (loss) before extraordinary loss.....  $   1,354  $     102  $  (1,045) $   1,765  $  14,099    $   (41,292)
Income tax expense (benefit)................         91         68       (762)     1,497      9,615          9,931
Interest expense, net.......................      1,438      2,299      5,578     11,121     17,775        180,273
Equity in loss of affiliated partnership....        142         83         69         78         59             59
Minority interest in earnings...............     --         --         --         --         --               (516)
1/3 of rental expense...                             23        107        183        405        743          3,976
                                              ---------  ---------  ---------  ---------  ---------  ---------------
Adjusted earnings (loss)....................  $   3,048  $   2,659  $   4,023  $  14,866  $  42,291    $   152,431
                                              ---------  ---------  ---------  ---------  ---------  ---------------
                                              ---------  ---------  ---------  ---------  ---------  ---------------
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Interest expense, net.......................  $   1,438  $   2,299  $   5,578  $  11,121  $  17,775    $   180,273
Preferred stock dividends...................     --         --            529        603     --             28,000
Increase in preferred stock dividends for
 pretax exrnings required to cover such
 dividends at 39% estimate rate.............     --         --            353        402     --             17,902
1/3 of rental expense.......................         23        107        183        405        743           3,976
                                              ---------  ---------  ---------  ---------  ---------  ---------------
Total fixed charges.........................  $   1,461  $   2,406  $   6,643  $  12,531  $  18,518  $      230,151
                                              ---------  ---------  ---------  ---------  ---------  ---------------
                                              ---------  ---------  ---------  ---------  ---------  ---------------
Ratio of earnings to combined fixed charges
 and preferred stock dividends..............        2.1        1.1        0.6        1.2        2.3             0.7
                                              ---------  ---------  ---------  ---------  ---------  ---------------
Deficiency..................................                        $   2,620                        $       77,720